                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                EMCOR GROUP INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   29084Q100
                                 (CUSIP NUMBER)

                               STEVEN A. VAN DYKE
                          TOWER INVESTMENT GROUP, INC.
                          BAY HARBOUR MANAGEMENT, L.C.
                 777 SOUTH HARBOUR ISLAND BOULEVARD, SUITE 270
                              TAMPA, FLORIDA 33602
                                (813) 272-1992

                             DOUGLAS P. TEITELBAUM
                                885 Third Avenue
                                   34th Floor
                            New York, New York 10022
                                 (212) 371-2211

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 30, 1998
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 9 Pages)


CUSIP NO. 000360206                             13D                                  Page 2 of 9 Pages

---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                            Steven A. Van Dyke
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           N/A
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                                     OO, PF

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION                United States

--------------------------------------------------------------------------------------------------------

 Number of               7     SOLE VOTING POWER        -0-
  Shares
                     -------------------------------------------------------------------------------------

 Beneficially            8     SHARED VOTING POWER     1,248,867
  Owned by
                     ------------------------------------------------------------------------------------

 Each Reporting          9     SOLE DISPOSITIVE POWER  -0-

                     ------------------------------------------------------------------------------------

  Person With           10     SHARED DISPOSITIVE POWER   1,248,867

---------------------------------------------------------------------------------------------------------

   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,248,867
---------------------------------------------------------------------------------------------------------

   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       [ ]
--------------------------------------------------------------------------------------------------------

   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.5%
---------------------------------------------------------------------------------------------------------

   14             TYPE OF REPORTING PERSON                                             IN, HC

---------------------------------------------------------------------------------------------------------


CUSIP NO. 000360206                             13D                                  Page 3 of 9 Pages

---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                            Douglas P. Teitelbaum
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           N/A
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                                     OO

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION                United States

--------------------------------------------------------------------------------------------------------

 Number of               7     SOLE VOTING POWER          -0-
  Shares
                     -------------------------------------------------------------------------------------

 Beneficially            8     SHARED VOTING POWER       1,223,767
  Owned by
                     ------------------------------------------------------------------------------------

 Each Reporting          9     SOLE DISPOSITIVE POWER      -0-

                     ------------------------------------------------------------------------------------

  Person With           10     SHARED DISPOSITIVE POWER   1,223,767

---------------------------------------------------------------------------------------------------------

   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,223,767
---------------------------------------------------------------------------------------------------------

   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       [ ]
--------------------------------------------------------------------------------------------------------

   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.3%
---------------------------------------------------------------------------------------------------------

   14             TYPE OF REPORTING PERSON                                             IN, HC

---------------------------------------------------------------------------------------------------------


CUSIP NO. 000360206                             13D                                  Page 4 of 9 Pages

---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                            Tower Investment Group, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           59-2924229
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                                     OO

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION                Florida

--------------------------------------------------------------------------------------------------------

 Number of               7     SOLE VOTING POWER         1,223,767
  Shares
                     -------------------------------------------------------------------------------------

 Beneficially            8     SHARED VOTING POWER         -0-
  Owned by
                     ------------------------------------------------------------------------------------

 Each Reporting          9     SOLE DISPOSITIVE POWER    1,223,767

                     ------------------------------------------------------------------------------------

  Person With           10     SHARED DISPOSITIVE POWER    -0-

---------------------------------------------------------------------------------------------------------

   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,223,767
---------------------------------------------------------------------------------------------------------

   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       [ ]
--------------------------------------------------------------------------------------------------------

   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.3%
---------------------------------------------------------------------------------------------------------

   14             TYPE OF REPORTING PERSON                                             HC

---------------------------------------------------------------------------------------------------------


CUSIP NO. 000360206                             13D                                  Page 5 of 9 Pages

---------------------------------------------------------------------------------------------------------

       1          NAME OF REPORTING PERSON                            Bay Harbour Management, L.C.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           59-3418243
---------------------------------------------------------------------------------------------------------

       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [x]
---------------------------------------------------------------------------------------------------------

       3          SEC USE ONLY

---------------------------------------------------------------------------------------------------------

       4          SOURCE OF FUNDS                                     OO

---------------------------------------------------------------------------------------------------------

       5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]

---------------------------------------------------------------------------------------------------------

       6          CITIZENSHIP OR PLACE OF ORGANIZATION                Florida

--------------------------------------------------------------------------------------------------------

 Number of               7     SOLE VOTING POWER          1,223,767
  Shares
                     -------------------------------------------------------------------------------------

 Beneficially            8     SHARED VOTING POWER         -0-
  Owned by
                     ------------------------------------------------------------------------------------

 Each Reporting          9     SOLE DISPOSITIVE POWER     1,223,767

                     ------------------------------------------------------------------------------------

  Person With           10     SHARED DISPOSITIVE POWER     0

---------------------------------------------------------------------------------------------------------

   11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,223,767
---------------------------------------------------------------------------------------------------------

   12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                       [ ]
--------------------------------------------------------------------------------------------------------

   13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  12.3%
---------------------------------------------------------------------------------------------------------

   14             TYPE OF REPORTING PERSON                                             IA

---------------------------------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

          Common Stock, $.01 par value per share ("Emcor Common Stock") of Emcor Group Inc., a Delaware corporation ("Emcor"). The principal executive offices of Emcor are located at 101 Merritt Seven Corporate Park, 7th Floor, Norwalk, Connecticut 06851.

ITEM 2.  IDENTITY AND BACKGROUND.

          Bay Harbour Management, L.C. ("Bay Harbour") is a Florida limited company and a registered investment adviser under the Investment Advisers Act of 1940, as amended. Tower Investment Group, Inc., a Florida corporation ("Tower"), is the majority stockholder of Bay Harbour. Steven A. Van Dyke, a resident of Florida and a United States citizen ("Van Dyke"), is a stockholder of Tower. Douglas P. Teitelbaum, a resident of New York and a United States citizen ("Teitelbaum" and, together with Bay Harbour, Tower and Van Dyke, the "Reporting Persons"), is a stockholder of Tower. The executive officers and directors of Bay Harbour and Tower are as follows:


Name                                Address                          Occupation              Place of Employment

Steven A. Van Dyke                  777 South Harbour Island         investment              Bay Harbour
                                    Boulevard, Suite 270             management              Management, L.C.
                                    Tampa, Florida  33602

Douglas P. Teitelbaum               885 Third Avenue                 investment              Bay Harbour
                                    34th Floor                       management              Management, L.C.
                                    New York, New York  10022

          The principal business address of each Reporting Person is 777 South Harbour Island Boulevard, Suite 270, Tampa, Florida 33602, except that the principal business office of Teitelbaum is 885 Third Avenue, 34th Floor, New York, New York 10022.

          No Reporting Person has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          During 1994, Bay Harbour purchased, for an aggregate purchase price of $493,994.50, debentures of JWP, Inc. that were converted into 58,117 shares of Emcor Common Stock (the "JWP Shares") pursuant to a reorganization plan approved by a bankruptcy court. The source of the funds used by Bay Harbour to purchase the JWP Shares were investment accounts managed on a discretionary basis by Bay Harbour.

          On March 13, 1998, Bay Harbour purchased in a public offering for certain of its managed accounts, $1,000,000 of Emcor Group Inc. 5.75% Convertible Debentures (the "Debentures") for an aggregate purchase price of $1,000,105. The source of the funds used by Bay Harbour to purchase the Debentures were investment accounts managed on a discretionary basis by Bay Harbour.

          From March 6, 1995 through November 3, 1998, Bay Harbour purchased in secondary trades on the open-market for certain of its managed accounts, 1,129,074 shares of Emcor Common Stock (the "Open Market Shares" and, together with the JWP Shares, the "Shares" ), for an aggregate purchase price of $16,649,987.73. The source of the funds used by Bay Harbour to purchase the Open Market Shares were investment accounts managed on a discretionary basis by Bay Harbour. During this same time period, 25,100 shares of Emcor Common Stock were purchased in secondary trades on the open-market for an aggregate amount of $404,565.95 by Van Dyke using his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

          The Reporting Persons acquired the Shares and the Debentures to obtain an equity position in Emcor. The Reporting Persons presently consider the Shares and the Debentures an attractive investment and intend to review their investment on an ongoing basis. Such continuing review may result in the Reporting Persons acquiring additional shares of Emcor Common Stock in the open-market or in privately negotiated transactions, maintaining their holdings at current levels or selling all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Reporting Persons undertake will be dependent upon, among other things, the availability of shares of Emcor Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of Emcor's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Emcor Common Stock; the actions of the management and Board of Directors of Emcor; and other future developments.

          The Reporting Persons also believe that it would be desirable for Emcor to explore the possibility of pursuing strategic transactions to enhance shareholder value, and has so advised the management of Emcor. Such transactions could involve the acquisition of all or part of Emcor or the sale of all or a material part of its assets. The Reporting Persons may hold discussions with other parties who might engage in such transactions with Emcor or, depending on its assessment of the factors listed above, may itself seek to engage in such a transaction with Emcor. There can be no assurance that the Reporting Persons (or any of their affiliates) will take any of the actions described above with respect to the Shares, the Debentures or Emcor.

          Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to Emcor, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          As of November 3, 1998, (i) Van Dyke beneficially owns 1,248,867 shares of Emcor Common Stock, which represent approximately 12.5% of Emcor Common Stock outstanding, (ii) Teitelbaum beneficially owns 1,223,767 shares of Emcor Common Stock, which represent approximately 12.3% of Emcor Common Stock outstanding, (iii) Tower beneficially owns 1,223,767 shares of Emcor Common Stock, which represent approximately 12.3% of Emcor Common Stock outstanding and
(iv) Bay Harbour beneficially owns 1,223,767 shares of Emcor Common Stock, which represent approximately 12.3% of Emcor Common Stock outstanding based upon 9,952,803 shares of Emcor Common Stock outstanding as of October 28, 1998 as set forth in a 10-Q filed on October 29, 1998 with the U.S. Securities and Exchange Commission. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, (A) Van Dyke and Teitelbaum are deemed to beneficially own all shares of Emcor Common Stock that are beneficially owned by Tower and Bay

Harbour and (B) Tower is deemed to beneficially own all shares of Emcor Common Stock that are beneficially owned by Bay Harbour.

          Each Reporting Person has (i) the sole power to vote or direct the vote of the 1,223,767 shares of Emcor Common Stock held by Bay Harbour; and (ii) the sole power to dispose of or to direct the disposition of such 1,223,767 shares of Emcor Common Stock; except that Van Dyke and Teitelbaum share with each other their voting and disposition power. In addition, Van Dyke has the sole power to vote and direct the vote of 3,700 shares of Emcor Common Stock held in his individual retirement account and, together with his wife, Ann Van Dyke, has the sole power to vote and direct the vote of 21,400 shares of Emcor Common Stock held in a joint personal account.

          Except for the purchase of the Shares, to the best knowledge and belief of the undersigned, no transactions involving Emcor Common Stock have been effected during the past 60 days by the Reporting Persons or by their directors, executive officers or controlling persons.

          The 1,223,767 shares of Emcor Common Stock held by Bay Harbour reported in this Statement are beneficially owned by Van Dyke, Teitelbaum, Tower and Bay Harbour for the benefit of certain investment partnerships and managed accounts over which Van Dyke, Teitelbaum, Tower and Bay Harbour control the power to (i) direct the voting of such shares of Emcor Common Stock and (ii) dispose of such shares of Emcor Common Stock. The limited partners of the investment partnerships and the investors in the managed accounts for which Bay Harbour acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. No such fund, single limited partner of any of such funds nor any investor in a managed account has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of Emcor Common Stock reported in this Schedule 13D representing more than five percent of the outstanding Emcor Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT I  Joint Filing Agreement, by and among Bay Harbour, Tower, Van
         ---------
                    Dyke and Teitelbaum.

                                   SIGNATURES

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated as of: November 4, 1998        TOWER INVESTMENT GROUP, INC.

                                           /s/ Steven A. Van Dyke
                                     By: _____________________________
                                         Name:  Steven A. Van Dyke
                                         Title: President



                                     BAY HARBOUR MANAGEMENT, L.C.

                                           /s/ Steven A. Van Dyke
                                      By: _____________________________
                                         Name:  Steven A. Van Dyke
                                         Title: President


                                           /s/ Steven A. Van Dyke
                                         ______________________________
                                             STEVEN A. VAN DYKE


                                           /s/ Douglas P. Teitelbaum
                                        _______________________________
                                              DOUGLAS P. TEITELBAUM

                                 Exhibit Index
                                 -------------


     EXHIBIT I    Joint Filing Agreement, by and among Bay Harbour, Tower, Van
     ---------    Dyke and Teitelbaum.